Jason L. Bradshaw

Senior Variable Compliance Consultant

North American Companies

for Life and Health Insurance

525 West Van Buren • Chicago, Illinois 60607

Phone:  800.800.3656, Ext. 27878 • Fax: 312.648.7778

E-Mail:  jbradshaw@sfgmembers.com

May 1, 2018

VIA EDGAR

Ms. Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

 RE: Midland National Life Separate Account C

Form N-4 Registration Statement

        File Number: 333-221820, 811-07772

Dear Ms. Bentzinger:

With regard to the above-referenced registration statement, Midland National Life Insurance Company will update the registration statement by filing a post-effective amendment to (a) add disclosure regarding state-specific variations, and (b) include any applicable reinsurance agreement as an exhibit.

If you have any comments or questions about this filing, please contact Fred Bellamy of Eversheds-Sutherland (US) at 202-383-0126 or fredbellamy@eversheds-sutherland.com.

Thank you for your help and assistance with this filing.

Sincerely,

/s/ Jason L Bradshaw

Jason L. Bradshaw

Senior Variable Compliance Consultant

cc:        Frederick R. Bellamy

            Eversheds-Sutherland (US)